UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   )*

Getty Images Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

374275105

(CUSIP Number)

William Braverman ESQ
Neuberger Berman Group LLC
1290 Avenue of America
New York, NY 10104
Phone: 212-476-9035

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 374275105	Page 2 of 13 Pages
1	NAMES OF REPORTING PERSONS
Neuberger Berman Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
84,796,800 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
84,796,800 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
84,796,800 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)	See Item 5

CUSIP NO. 374275105	Page 3 of 13 Pages
1	NAMES OF REPORTING PERSONS
Neuberger Berman Investment Advisers Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
84,796,800 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
84,796,800 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
84,796,800 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)	See Item 5

CUSIP NO. 374275105	Page 4 of 13 Pages
1	NAMES OF REPORTING PERSONS
Neuberger Berman Investment Advisers LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
84,796,800 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
84,796,800 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
84,796,800 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)	See Item 5

CUSIP NO. 374275105	Page 5 of 13 Pages
Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the Class A common stock, par value $0.0001 per share (the “Securities”) of Getty Images Holdings, Inc., a Delaware corporation (the “Issuer”), having its principal place of business at 605 5th Ave S., Suite 400, Seattle, WA 98104.

Item 2.	Identity and Background

(a)	This statement is being filed by the following persons (collectively, the “Reporting Persons”):

i.	Neuberger Berman Group LLC (“NB Group”);
ii.	Neuberger Berman Investment Advisers Holdings LLC (“NBIA Holdings”); and
iii.	Neuberger Berman Investment Advisers LLC (“NBIA”).

This statement on Schedule 13D relates to the Securities held for the accounts of Neuberger Berman Opportunistic Capital Solutions Master Fund LP (“NBOKS Master Fund”). NBIA serves as investment adviser to NBOKS Master Fund and, in such capacity and by virtue of the provisions of Rule 13d-3 under the Act, exercises voting or investment power over the shares held directly by NBOKS Master Fund.  NBIA Holdings is the holding company of NBIA and a subsidiary of NB Group.

(b)	The business address for each of the Reporting Persons is 1290 Avenue of Americas, New York, New York 10104.

(c)	Each of NB Group, NBIA Holdings, and NBIA is a Delaware limited liability company.

NB Group is the parent company of multiple subsidiaries engaged in the investment advisory business.

NBIA Holdings is a subsidiary of NB Group and the holding company of NBIA, and certain other subsidiaries engaged in the investment advisory business.

NBIA is an investment adviser registered under the Investment Advisers Act of 1940 as amended (the “Advisers Act”). As a registered investment adviser (“RIA”), NBIA provides investment advisory services to institutions, endowments, employee benefit plans, foundations, private funds, offshore public funds (collectively, “Institutions”) and investment companies registered under the Investment Company Act of 1940, as amended (“Mutual Funds”). As an RIA, NBIA provides discretionary investment advisory services to private investors.

The information required by instruction C to Schedule 13D with respect to the directors and executive officers of the Reporting Persons is set forth below.

Neuberger Berman Group LLC

Directors
Joseph Amato
Sharon Bowen
Robert D’Alelio
Michele Docharty
Steven Kandarian
George Walker
Richard Worley

Executive Officers
George Walker, Chief Executive Officer
Joseph Amato, President
Andrew Komaroff, Executive Vice President and Chief Operating Officer
Heather Zuckerman, Executive Vice President, Chief of Staff and Secretary

CUSIP NO. 374275105	Page 6 of 13 Pages
William Arnold, Executive Vice President and Chief Financial Officer
Michael Chinni, Treasurer
Leo Anthony Viola, Controller

Neuberger Berman Investment Advisers LLC

Directors
Joseph Amato
Kenneth deRegt
Vanessa Rosenthal
Bradley Tank
Stephen Wright

Executive Officers
Joseph Amato, President - Equities and Chief Investment Officer – Equities
Bradley Tank, President - Fixed Income and Chief Investment Officer – Fixed Income
Lawrence Kohn, Chief Operating Officer – Private Asset Management and Managing Director
Kenneth deRegt, Chief Operating Officer – Fixed Income and Managing Director
Patrick Deaton, Chief Operating Officer – NBAIM and Managing Director
Paul Lanks, Chief Operating Officer – PWM
Vanessa Rosenthal, Chief Operating Officer – Institutional Equity and Multi-Asset
Brian Kerrane, Head of Mutual Fund Administration and Managing Director
Brad Cetron, Chief Compliance Officer, Head of Compliance and Managing Director
Michael Chinni, Treasurer and Senior Vice President
Leo Anthony Viola, Controller and Senior Vice President
Savonne Ferguson, Chief Compliance Officer – Mutual Funds and Senior Vice President

(d)	None of the individuals referenced above have been convicted in a criminal proceeding in the past five years.

(e)
None of the individuals referenced above have been party to a civil proceeding or a judicial or administrative proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the past five years.

(f)	All of the individuals referenced above are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Securities reported herein as beneficially owned by the Reporting Persons were acquired using the working capital of NBOKS Master Fund.

On December 9, 2021, CC Neuberger Principal Holdings II (“CCNB2”) entered into a Business Combination Agreement with Vector Holding, LLC (n/k/a Getty Images Holdings, Inc., or the Issuer), Griffey Global Holdings, Inc. (“Getty Images”) and other parties pursuant to which, among other things and subject to the terms and conditions contained in the Business Combination Agreement, the Issuer converted into a corporation incorporated in the state of Delaware (the “Domestication”) and each of CCNB2 and Getty Images merged with separate wholly-owned subsidiaries of the Issuer.  These transactions contemplated by the Business Combination Agreement (the “Business Combination”) were approved by a majority of the CCNB2 shareholders at an extraordinary general meeting of the CCNB2 shareholders held on July 19, 2022, and were consummated on July 22, 2022.  In connection with the Business Combination, Vector Holding, LLC was renamed Getty Images Holdings, Inc.

In connection with the consummation of Business Combination, and pursuant to a Forward Purchase Agreement, dated August 4, 2020, entered into with CCNB2 (the “Forward Purchase Agreement”), as amended by the side letter agreement, dated December 9, 2021 (the “NBOKS Side Letter”), which assigned CCNB2’s obligations under the Forward Purchase Agreement to the Issuer, NBOKS Master Fund acquired 20,000,000 Securities and 3,750,000 warrants to purchase one Security at $11.50 per share (the “Warrants”), for an aggregate purchase price of $200,000,000, in a private placement that closed concurrently with the closing of the Business Combination.  The Forward Purchase Agreement and NBOKS Side Letter are described in more detail in Item 6 herein.

CUSIP NO. 374275105	Page 7 of 13 Pages
Also in connection with the Business Combination, and pursuant to a Backstop Facility Agreement, dated November 16, 2020, entered into with CCNB2 (the “Backstop Agreement”), as amended by the NBOKS Side Letter, which assigned CCNB2’s obligations under the Backstop Agreement to the Issuer, NBOKS Master Fund acquired 30,000,000 Securities for an aggregate purchase price of $300,000,000, in a private placement that closed concurrently with the closing of the Business Combination.  The Backstop Agreement and NBOKS Side Letter are described in more detail in Item 6 herein.

CC Neuberger Principal Holdings II Sponsor LLC (“Sponsor”) is owned by two entities: CC NB Sponsor 2 Holdings LLC (“CC”) and NBOKS Master Fund.  Accordingly, the Reporting Persons share voting and investment power over, and thus beneficially own, the Securities held by Sponsor.  Sponsor directly holds 30,464,000 Securities, 18,560,000 Warrants, 2,558,000 shares of Series B-1 common stock and 2,558,000 shares of Series B-2 common stock (together with the Series B-1 common stock, “Series B common stock”).  The Reporting Persons’ beneficial ownership of the Securities held by Sponsor, as reported herein, is limited to NBOKS Master Fund’s percentage ownership of Sponsor’s units.  Sponsor is subject to a 9.8% conversion blocker on the Warrants, which operates to prevent Sponsor from currently exercising 17,674,511 Warrants because that would result in Sponsor’s beneficial ownership exceeding 9.8% (the “Sponsor Blocker”).  The Sponsor Blocker is not applicable to NBOKS Master Fund, including not applicable to any Warrants received by NBOKS Master Fund upon distribution from Sponsor, and so the beneficial ownership reported herein reflects NBOKS Master Fund’s full proportionate interest in the Warrants held by Sponsor (i.e., not limited by the Sponsor Blocker).

2,558,000 shares of Series B-1 common stock and 2,558,000 shares of Series B-2 common stock were issued, together with 20,464,000 Securities and 18,560,000 Warrants, to Sponsor in exchange for the Class B ordinary shares and private placement warrants of CCNB2 held directly by Sponsor upon consummation of the Domestication and the Business Combination and in accordance with a side letter dated December 9, 2021, by and among Sponsor, CC, NBOKS Master Fund, CCNB2 and the Issuer, among others (the “Sponsor Side Letter”).  Each of the Series B common stock represents unvested, non-voting interests in the Issuer.  Shares of Series B-1 common stock convert automatically into Securities on a one-for-one basis on the first date on which the daily volume weighted average price of the Securities is greater than or equal to $12.50 for a period of at least 20 days out of 30 consecutive days on which the Securities are actually traded on the New York Stock Exchange (“NYSE”).  Shares of Series B-2 common stock convert automatically into Securities on a one-for-one basis on the first date on which the daily volume weighted average price of the Securities is greater than or equal to $15.00 for a period of at least 20 days out of 30 consecutive days on which the Securities actually traded on the NYSE.  Until such pricing conditions are met, however, the Reporting Persons do not have the right to acquire the Securities underlying the Series B common stock.  Further, the Series B common stock has no voting rights prior to conversion.  Accordingly, the Securities underlying the shares of Series B common stock have been excluded from the Reporting Persons’ beneficial ownership as reported herein.  Any shares of Series B common stock that have not converted into Securities by the tenth anniversary of the closing of the Business Combination shall be automatically forfeited.  The foregoing description of the Sponsor Side Letter does not purport to be complete and is qualified in its entirety by reference to the Sponsor Side Letter, which is filed as an exhibit hereto and incorporated by reference herein.

In addition, concurrently with the execution of the Business Combination Agreement, CCNB2 and the Issuer entered into a Subscription Agreement with Sponsor dated December 9, 2021 (the “Subscription Agreement”), pursuant to which Sponsor agreed to subscribe for and purchase, on the date of the closing of the Business Combination, an aggregate 10,000,000 Securities for a purchase price of $10.00 per share (the “PIPE Shares”).  The Subscription Agreement provides for certain customary registration rights for the PIPE Shares.  The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

CUSIP NO. 374275105	Page 8 of 13 Pages
Item 4.	Purpose of Transaction

The responses to Item 3 and Item 5 of this Schedule 13D are incorporated by reference herein.

The Securities reported herein over which the Reporting Persons may be deemed to have beneficial ownership were acquired for investment purposes.  The Reporting Persons expect to review from time to time their investment in the Company and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise; and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Issuer’s board of directors (the “Board”) regarding the Issuer, including but not limited to its operations, governance and control.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

(a)
The aggregate number of Securities to which this Schedule 13D relates is 84,796,800, representing approximately 25.5% of the Securities outstanding.  This amount includes: (i) 50,000,000 Securities held directly by NBOKS Master Fund; (ii) 3,750,000 Securities obtainable upon exercise of 3,750,000 Warrants held directly by NBOKS Master Fund; (iii) 21,766,800 Securities held directly by Sponsor; and (iv) 9,280,000 Securities obtainable upon exercise of 9,280,000 Warrants held directly by Sponsor (without regard to the Sponsor Blocker).  This amount excludes 1,279,000 Securities obtainable upon the conversion of 1,279,000 shares of Series B-1 common stock held directly by Sponsor, and 1,279,000 Securities obtainable upon the conversion of 1,279,000 shares of Series B-2 common stock held directly by Sponsor, because such Securities are only obtainable once the daily volume weighted average price of the Securities is greater than or equal to $12.50 and $15.00, respectively, for a period of at least 20 days out of 30 consecutive days on which the Securities are actually traded on the NYSE and, accordingly, the Reporting Persons are not deemed to beneficially own at this time the Securities underlying the shares of Series B common stock.

Each of the number of Securities, Warrants and shares of Series B common stock reported herein as directly held by Sponsor represents NBOKS Master Fund’s proportionate interest in the total Securities, Warrants and shares of Series B common stock held directly by Sponsor, over which the Reporting Persons, through NBOKS Master Fund, share ownership with CC.  Pursuant to Rule 13d-4 under the Act, each of the Reporting Persons disclaims beneficial ownership of the Securities, Warrants and shares of Series B common stock held by Sponsor that are attributable to CC, and has excluded such Securities, Warrants and shares of Series B common stock from its reported beneficial ownership in this statement.  The filing of this statement on Schedule 13D shall not be construed as an admission that any Reporting Person or any affiliate of a Reporting Person is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of the Securities, Warrants and shares of Series B common stock held directly by Sponsor that are attributable to CC.

The percentage of beneficial ownership reported herein is based on an aggregate 332,037,226 Securities outstanding, which is the sum of (i) 319,007,226 Securities outstanding upon consummation of the Business Combination on July 22, 2022, as provided by Issuer counsel, plus (ii) 3,750,000 Securities issuable upon exercise of 3,750,000 Warrants held directly by NBOKS Master Fund and (iii) 9,280,000 Securities issuable upon exercise of 9,280,000 Warrants held directly by Sponsor that the Reporting Persons are deemed to beneficially own, each of (ii) and (iii) which have been added to the total Securities outstanding pursuant to Rule 13d-3(d)(3) under the Act.

CUSIP NO. 374275105	Page 9 of 13 Pages
(b)
The Reporting Persons share with each other voting and dispositive power with respect to the 84,796,800 Securities reported as beneficially owned herein.  The Reporting Persons further share with CC voting and dispositive power with respect to the Securities held directly by Sponsor.  However, as noted above, pursuant to Rule 13d-4 under the Act, each of the Reporting Persons disclaims beneficial ownership of the Securities held by Sponsor that are attributable to CC, and has excluded such Securities from this statement.

(c)
The response to Item 3 of this Schedule 13D is incorporated by reference herein. Other than as set forth herein, no transactions in the Issuer’s securities have been effected by the Reporting Persons during the past 60 days.

(d)
NBOKS Master Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities reported herein that are managed on its behalf by NBIA.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein.

Forward Purchase Agreement and NBOKS Side Letter

As discussed in Item 3 herein, on August 4, 2020, NBOKS Master Fund enter into the Forward Purchase Agreement with CCNB2.  Pursuant to the Forward Purchase Agreement, NBOKS Master Fund agreed to purchase of up to 20,000,000 Class A ordinary shares of CCNB2, plus 3,750,000 redeemable warrants to purchase one Class A ordinary share of CCNB2 at $11.50 per share, for a purchase price of $200,000,000 or $10.00 per Class A ordinary share of CCNB2, in a private placement to close concurrently with the closing of CCNB2’s initial business combination (i.e., the Business Combination).  In connection with the Business Combination Agreement, NBOKS Master Fund, CCNB2 and the Issuer entered into the NBOKS Side Letter on December 9, 2021, pursuant to which CCNB2 assigned its rights and obligations under the Forward Purchase Agreement to the Issuer to facilitate the Business Combination Agreement and NBOKS Master Fund confirmed the allocation to CCNB2 of $200,000,000 under the Forward Purchase Agreement and its agreement to, at closing of the Business Combination, subscribe for 20,000,000 Securities and 3,750,000 Warrants.  Pursuant to the Forward Purchase Agreement, NBOKS Master Fund has registration rights with respect to the 20,000,000 Securities and 3,750,000 Warrants acquired under the Forward Purchase Agreement.

Backstop Facility Agreement and NBOKS Side Letter

As also discussed in Item 3 herein, on November 16, 2020, NBOKS Master Fund entered into the Backstop Agreement with CCNB2.  Pursuant to the Backstop Agreement, NBOKS Master Fund agreed to, subject to the availability of capital it has committed to all special purpose acquisition companies sponsored by CC and NBOKS Master Fund on a first come first serve basis, allocate up to an aggregate of $300,000,000 to subscribe for shares of the Issuer’s Securities at $10.00 per share in connection with the Business Combination, which amount was not to exceed the number of shares of CCNB2 subject to redemption.  Under the Backstop Agreement, CCNB2 and NBOKS Master Fund made customary representations and warranties for transactions of this type regarding themselves, which will not survive the consummation of the backstop.  The consummation of the backstop was subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation, the closing of the Business Combination, and was consummated simultaneously with the closing of the Business Combination.  The Backstop Agreement terminated automatically upon the termination of the Business Combination Agreement. In connection with the Business Combination Agreement, NBOKS Master Fund, CCNB2 and the Issuer entered into the NBOKS Side Letter, which provided for the assignment of CCNB2’s obligations under the Backstop Agreement to the Issuer to facilitate the Business Combination.  Based on the number of redemptions of CCNB2 shares, the backstop was fully subscribed for by NBOKS Master Fund, and therefore NBOKS Master Fund was issued 30,000,000 Securities pursuant to the Backstop Agreement upon closing of the Business Combination.  Pursuant to the Backstop Agreement, NBOKS Master Fund has registration rights with respect to the 30,000,000 Securities acquired under the Backstop Agreement.

CUSIP NO. 374275105	Page 10 of 13 Pages
Stockholders Agreement

On December 9, 2021, Sponsor, the equityholders of Sponsor (including CC and NBOKS Master Fund), certain equityholders of Getty Images and certain other parties thereto entered into the Stockholders Agreement with the Issuer relating to, among other things, the composition of the Issuer’s board of directors (the “Board”) following the closing of the Business Combination, certain voting provisions and lock-up restrictions.  While none of the lock-up restrictions in the Stockholders Agreement apply to the Securities and Warrants acquired by NBOKS Master Fund pursuant to the Forward Purchase Agreement and Backstop Agreement or the PIPE Shares, the lock-up restrictions do apply to the remaining Securities, Warrants and shares of Series B common stock held directly by Sponsor, including the portion which the Reporting Persons have reported herein as beneficially owned.  In addition, while the Stockholders Agreement provides that Sponsor will have the right to nominate one director to the Board (so long as Sponsor and its permitted transferees own at least 5,116,000 Securities, subject to adjustment), such right was granted directly to CC on behalf of Sponsor.  Accordingly, NBOKS Master Fund does not currently have the right to nominate any directors to the Board.

Registration Rights Agreement

At the closing of the Business Combination, the Issuer entered into a Registration Rights Agreement (“Registration Rights Agreement”) with Sponsor, CC, NBOKS Master Fund and certain other shareholders (such persons, the “Holders”) to cover the Securities, Warrants and Series B common stock owned or otherwise held directly or indirectly by the Holders.  Pursuant to the terms of the Registration Rights Agreement, the Holders received certain piggyback registration rights and customary demand registration rights.  The Registration Rights Agreement provides that the Issuer agrees that, as soon as practicable, and in any event within 30 days after the closing of the Business Combination, it will file with the U.S. Securities and Exchange Commission (the “SEC”) a shelf registration statement.  The Issuer also agreed to use its commercially reasonable efforts to have such shelf registration statement declared effective as soon as practicable after the filing thereof, but no later than the 90th day (or the 120th day if the SEC notifies the Issuer that it will “review” such shelf registration statement) following the filing deadline, in each case subject to the terms and conditions set forth therein

* * *

The foregoing descriptions of the Forward Purchase Agreement, the NBOKS Side Letter, the Backstop Agreement, the Stockholders Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit A: Joint Filing Agreement (filed herewith)

Exhibit B: Forward Purchase Agreement by and between CCNB2 and NBOKS Master Fund, dated August 4, 2020 (incorporated by reference to Exhibit 10.6 of the Form 8-K filed by CCNB2 with the SEC on August 4, 2020).

Exhibit C: Backstop Facility Agreement by and between CCNB2 and NBOKS Master Fund, dated as of November 16, 2020 (incorporated by reference to Annex S of the proxy statement filed by the Issuer with the SEC on July 1, 2022).

CUSIP NO. 374275105	Page 11 of 13 Pages
Exhibit D: Side Letter to the Forward Purchase Agreement and Backstop Agreement by and between CCNB2 and NBOKS Master Fund, dated as of December 9, 2021 (incorporated by reference to Annex F of the proxy statement filed by the Issuer with the SEC on July 1, 2022).

Exhibit E: Stockholders Agreement by and among Vector Holding, LLC, Sponsor, the equityholders of Sponsor, certain equityholders of Griffey Global Holdings, Inc. and certain other parties thereto, dated as of December 9, 2021 (incorporated by reference to Annex K of the proxy statement filed by the Issuer with the SEC on July 1, 2022).

Exhibit F: Form of Registration Rights Agreement (incorporated by reference to Annex L of the proxy statement filed by the Issuer with the SEC on July 1, 2022).

Exhibit G: Sponsor Side Letter by and among Sponsor, Joel Alsfine, James Quella, Jonathan Gear, CC, NBOKS Master Fund, CCNB2, Vector Holding, LLC and Griffey Global Holdings, Inc., dated as of December 9, 2021 (incorporated by reference to Annex G of the proxy statement filed by the Issuer with the SEC on July 1, 2022).

Exhibit H: Form of PIPE Subscription Agreement (incorporated by reference to Annex H of the proxy statement filed by the Issuer with the SEC on July 1, 2022).

CUSIP NO. 374275105	Page 12 of 13 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Neuberger Berman Group LLC

August 1, 2022	By:	/s/ Brad Cetron
Deputy General Counsel

Neuberger Berman Investment Advisers LLC

August 1, 2022	By:	/s/ Brad Cetron
Deputy General Counsel

Neuberger Berman Investment Advisers Holdings LLC

August 1, 2022	By:	/s/ Brad Cetron
Deputy General Counsel

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 374275105	Page 13 of 13 Pages
Exhibit A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Class A Common Stock, par value $0.0001 per share, of Getty Images Holdings, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below who is named as a reporting person therein in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Neuberger Berman Group LLC

August 1, 2022	By:	/s/ Brad Cetron
Deputy General Counsel

Neuberger Berman Investment Advisers LLC

August 1, 2022	By:	/s/ Brad Cetron
Deputy General Counsel

Neuberger Berman Investment Advisers Holdings LLC

August 1, 2022	By:	/s/ Brad Cetron
Deputy General Counsel